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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [x]  Form 10-K    [ ] Form 20-F     [ ] Form 11-K
              [ ] Form 10-Q     [ ] Form N-SAR

     For Period Ended:  December 31, 1995
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     [  ]   Transition Report on Form 10-K
     [  ]   Transition Report on Form 20-F
     [  ]   Transition Report on Form 11-K
     [  ]   Transition Report on Form 10-Q
     [  ]   Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
Kleer-Vu Industries, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

921 West Artesia Boulevard
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Address of Principal Executive Office (Street and Number)

Compton, California 90220
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In December, 1995, the Company's Board of Directors determined to bring in a new management team to return the Company to profitability. W. Blake Winchell was recruited to join the Company as President and Chief Executive Officer. As part of the transaction, the Company acquired two companies owned by Mr. Winchell,
Style Frames, Inc. ("Style") and The Channel Group, Inc. ("Channel").   Channel
and Style, based in Anaheim, California, manufacture and distribute photo frames to the mass merchant, department store and specialty store distribution channels, and share several major customers with the Company. The Company, as part of new management's strategy to return the company to profitability, closed its manufacturing plant in Brownsville, Tennessee laying off forty Brownsville employees and moved the Proline manufacturing operation to it Anaheim, California facility. The Company also closed its Mexicali, Mexico assembly unit, laying off approximately ninety employees and consolidated these operations into the Compton, California facility. The Company is finalizing certain reserves in connection with these restructuring activities which were effective in the forth quarter of fiscal year 1995. Accordingly, the Company is unable to complete the financial statement and notes thereto to reflect such restructuring in order for the Company to be able to file the Form 10-K on or before March 31, 1995. It is anticipated that the Form 10-K will be completed and filed on or about April 15, 1995.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David W. Hardee                                1-800   926-2526
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            (Name)                            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                           [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                          [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Rider A attached hereto
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                          Kleer-Vu Industries, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 1996                           By  /s/David W. Hardee
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                                                David W. Hardee,
                                                Co-Chairman of the Board

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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                     RIDER A

Net revenues for the Company and its subsidiaries for 1995 was approximately $27,200,000 compared to approximately $29,400,000 for 1994. Results for the fourth quarter of 1995 and for the year 1995 will reflect the results of the restructuring implemented in the fourth quarter. The results will include significant reserves for among other things severance and writeoff of assets associated with the plant closings. Management of the Company is in the midst of determining the continuing value of certain of its significant assets. Accordingly, the Company is unable to make a reasonable estimate of the results at the current time. The Company, however, will report a loss for the fourth quarter of 1995 and for the year 1995 which will be significantly greater than the loss for the comparative periods in 1994.